FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

1

This Form 6-K consists of:

1.           An announcement regarding connected transaction of Huaneng Power International, Inc. (the “Registrant”);
2.           An announcement regarding continuing connected transactions of the Registrant;
Each made by the Registrant on January 30, 2015.

2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

On 29 January 2015, the Company entered into the Investment Agreement with Jingneng Power and Hua Neng HK. Pursuant to the terms and conditions of the Investment Agreement, the Company shall contribute capital towards the construction of Beijing Co-generation Phase III Project jointly with Jingneng Power and Hua Neng HK. The planned investment amount of Beijing Co-generation Phase III Project is approximately RMB3,092.57 million, of which the capital contribution shall be approximately RMB1,020.54 million (the actual amount shall be determined based on the total investment in the construction) and shall be contributed by the shareholders to Beijing Co- generation on a pro rata basis according to their current shareholding interest in Beijing Co-generation. The difference between the actual investment amount and the capital contribution of Beijing Co-generation Phase III Project shall be settled by Beijing Co-generation through bank loans. Prior to the Transaction, the investors and the proportion of their shareholding interests in Beijing Co-generation are: the Company (41%), Jingneng Power (34%) and Hua Neng HK (25%). Based on the estimation of the 41% equity interest held by the Company in Beijing Co-generation, the proposed investment amount in the Transaction by the Company will approximately be RMB418.4214 million. After completion of the Transaction, the Company’s equity interest in Beijing Co-generation at 41% will remain unchanged.

Beijing Co-generation is a connected subsidiary of the Company. Pursuant to the Rule 14A.25 of the Hong Kong Listing Rules, the Transaction constitutes a connected transaction of the Company. As the applicable percentage ratios relating to the size of the Transaction calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, the Transaction is therefore only subject to compliance with the annual reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules, but is exempt from independent shareholders’ approval requirements.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG HK AND BEIJING CO-GENERATION

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As at the date of this announcement, the Company’s controlled generation capacity is 78,622 MW and the equity based generation capacity is 70,545 MW.

Huaneng Group is principally engaged in the operation and management of enterprises investments; development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to information, transportation, new energy and environmental protection industries.

Hua Neng HK is a wholly-owned subsidiary of Huaneng Group established in Hong Kong. It is mainly engaged in import, export, and entrepot business in energy and associated industrial equipment and technology; development of energy and other projects to generate revenue by attracting foreign investment and financing; and provision of consultancy services for domestic technological projects in areas including raw materials of energy production.

As at of the date of issue of this announcement, HIPDC, being the direct controlling shareholder of the Company, holds 35.14% of the total equity interest in the Company, while Huaneng Group holds a 51.98% direct equity interest and a 5% indirect equity interest in HIPDC. In addition, Huaneng Group holds a 10.78% direct equity interest in the Company, a 3.27% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.04% indirect equity interest in the Company through Huaneng Capital Services Company Limited (a wholly-owned subsidiary of Huaneng Group) and a 0.77% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group).

The relationship between the Company and Hua Neng HK is as follows:

* Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro- Power Investment Limited holds a 5% interest in HIPDC.

# Huaneng Group holds a 10.78% direct interest in the Company. It also holds 3.27%, 0.04% and 0.77% interest in the Company through Hua Neng HK (its wholly owned subsidiary), Huaneng Capital Services Co. Ltd., (its wholly owned subsidiary) and China Huaneng Finance Corporation (its controlling subsidiary), respectively.

Incorporated in the PRC in 1991, Beijing Co-generation is a non-wholly owned subsidiary of the Company, the principal businesses of which include construction and operation of power plants and the ancillary projects including fund raising both within and/or outside China; import of complete or ancillary sets of equipment, machinery tools, and provision of three materials (steel, cement and wood), fuel and other material for construction and operation of power plants. The current shareholding proportion of the shareholders of Beijing Co-generation is: the Company (41%), Jingneng Power (34%) and Hua Neng HK (25%). According to the auditor’s report of 18 March 2014 provided by KPMG Certified Public Accountants (Special General Partnership), as of 31 December 2013, Beijing Co-generation had a total assets of RMB5.316 billion, net asset of RMB2.59 billion, operation income of RMB4.11 billion, net profits of RMB0.29 billion, net profit after non-recurring items amounted to RMB0.269 billion. As of 30 September 2014, Beijing Co-generation had a total assets of RMB4.929 billion, net assets of RMB3.212 billion, operating income of RMB3.914 billion, net profits of RMB0.855 billion, net profit after non-recurring items amounted to RMB0.854 billion. As of 30 September 2014, Beijing Co-generation had an installed capacity of 1,768.4 MW.

Jingneng Power does not hold shares in the Company and is also a third party independent of the Company and connected persons of the Company.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while Beijing Co-generation is a connected subsidiary of the Company. The transactions between the Company and Huaneng Group and Hua Neng HK (including its subsidiaries and associates), and the transaction between the Company and Beijing Co-generation constitute connected transactions of the Company, subject to the compliance with the relevant disclosures and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

DESCRIPTION OF THE CONNECTED TRANSACTION

On 29 January 2015, the Company entered into the Investment Agreement with Jingneng Power and Hua Neng HK. Pursuant to the terms and conditions of the Investment Agreement, the Company shall contribute capital towards the construction of Beijing Co-generation Phase III Project jointly with Jingneng Power and Hua Neng HK. The planned investment amount of Beijing Co-generation Phase III Project is approximately RMB3,092.57 million, of which the capital contribution shall be approximately RMB1,020.54 million (the actual amount shall be determined based on the total investment in the construction) and shall be contributed by the shareholders to Beijing Co-generation on a pro rata basis according to their current shareholding interest in Beijing Co-generation. The difference between the actual investment amount and the capital contribution of Beijing Co-generation Phase III Project shall be settled by Beijing Co-generation through bank loans. Prior to the Transaction, the investors and the proportion of their shareholding interests in Beijing Co-generation are: the Company (41%), Jingneng Power (34%) and Hua Neng HK (25%). Based on the estimation of the 41% equity interest held by the Company in Beijing Co-generation, the proposed investment amount in the Transaction by the Company will approximately be RMB418.4214 million. After completion of the Transaction, the Company’s equity interest in Beijing Co- generation at 41% will remain unchanged.

DETAILS OF THE CONNECTED TRANSACTION

With respect to the approval and construction of Beijing Co-generation Phase III Project, the Company together with Jingneng Power and Hua Neng HK entered into the Investment Agreement, agreeing to provide the capital contribution required for the construction of Beijing Co-generation Phase III Project by the shareholders on a pro rata basis according to their respective shareholding interests in Beijing Co- generation. According to the needs of the project and the stipulations in the Investment Agreement and following obtaining the approval to the project, the Company shall provide capital contribution to Beijing Co-generation jointly with Jingneng Power and Hua Neng HK, make corresponding amendments to the related documents like the joint venture agreement(s) and the articles of association of Beijing Co- generation, and make, if required, appropriate disclosure according to the regulatory requirements.

Major terms of the Investment Agreement:

1. Parties to the agreement:

The Company, Jingneng Power and Hua Neng HK

2. Proportion of investment:

The total investment amount of the Beijing Co-generation Phase III Project is approximately RMB3,092.57 million. Of which the capital contribution (which is 33% of the total investment amount of the project) is approximately RMB1,020.54 million (the actual amount shall be determined based on the total investment in the construction).

Each party agreed that the construction of Beijing Co-generation Phase III Project shall be implemented by Beijing Co-generation and will not separately establish another joint venture company. The rights and responsibilities of the parties shall be set out in the articles of association of Beijing Co-generation.

The investment ratio of the parties shall be on a pro rata basis according to their shareholding interests in Beijing Co-generation, i.e., 41% thereof by the Company, 34% thereof by Jingneng Power and 25% thereof by Hua Neng HK.

3. Arrangement for capital contribution

The difference between the actual investment amount (cost of construction) and the capital contribution of Beijing Co-generation Phase III Project shall be settled by Beijing Co-generation through bank loans.

4. Conditions for and timing of the agreement to become effective

The Investment Agreement shall become effective when it is signed by the legal representative(s) or the delegate(s) of each investor. The investment matters contemplated under the Investment Agreement shall be subject to obtaining the approval(s) from relevant government department(s).

REASONS OF THE TRANSACTION AND PRICING DETERMINATION

The Transaction involves the Company together with Jingneng Power and Hua Neng HK jointly invest in the construction of Beijing Co- generation Phase III Project, i.e., the construction of one set of (two with one) F-class gas turbine consisting of two gas-steam combined cycle co-generation units with a generation capacity reaching 900MW level, to be constructed on the reserved construction site of Beijing Co- generation at Wangsiying Village, Chaoyang District, Beijing.

According to the needs of the project and the stipulations in the Investment Agreement and following obtaining the approval to the project, the Company shall subscribe for the increased registered share capital in Beijing Co-generation jointly with Jingneng Power and Hua Neng HK. The proposed subscription amount by the Company will approximately be RMB418.4214 million. After completion of the Transaction, the Company’s equity interest in Beijing Co-generation at 41% will remain unchanged.

In accordance with the relevant national and Beijing’s policy on prevention and control of air pollution, and the relevant policies, planning and work arrangement to accelerate clean energy development, the construction of the Beijing Co-generation Phase III Project shall further increase the proportion of the Company’s clean energy generation, expand the Company’s market shares in the power and co-generation markets in Beijing, and consolidate the Company’s technological leadership position in gas turbine power generation, co-generation and energy-saving and environmental protection.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

Beijing Co-generation is a connected subsidiary of the Company. Pursuant to the Rule 14A.25 of the Hong Kong Listing Rules, the Transaction constitutes a connected transaction of the Company. As the applicable percentage ratios relating to the size of the Transaction calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 5%, the Transaction is therefore only subject to compliance with the annual reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules, but is exempt from independent shareholders’ approval requirements.

On 29 January 2015, the proposal on the Transaction was considered and approved at the fifth meeting of the eighth session of the Board of the Company. Pursuant to the Shanghai Listing Rules and the Hong Kong Listing Rules, Messrs. Cao Peixi, Guo Junming, Liu Guoyue, Li Shiqi, Huang Jian and Fan Xiaxia, all being the related Directors, abstained from voting on the board resolution on the Transaction. The relevant resolution was voted by Directors who are not connected to the Transaction.

The Board (including the independent non-executive Directors) is of the view that the Investment Agreement was entered into: (1) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than those available from independent third parties); (2) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole; and (3) in the ordinary and usual course of business of the Company.

The Directors are of the view that the Transaction is fair and reasonable for the Company and its shareholders as a whole, and is in the interest of the Company.

DEFINITIONS

“associates” has the meaning ascribed to it in the Hong Kong Listing Rules;

“Beijing Co-generation” Huaneng Beijing Co-generation Limited Liability Company;

“Beijing Co-generation

Phase III Project” expansion project of Beijing Co-generation, i.e., the construction of one set of F-class gas turbine (two with one) consisting of two gas-steam combined cycle co-generation units with a generation capacity reaching 900MW level, to be constructed on the reserved construction site of Beijing Co-generation at Wangsiying Village, Chaoyang District, Beijing;

“Board” the board of Directors of the Company;

“Company” Huaneng Power International, Inc.;

“connected person(s)” has the meaning ascribed to it in the Hong Kong Listing Rules;

“Directors” the directors of the Company;

“HIPDC” Huaneng International Power Development Corporation;

“Hong Kong Listing Rules” The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Group” China Huaneng Group;

“Hua Neng HK” China Hua Neng Group Hong Kong Limited;

“Investment Agreement” the investment agreement relating to expansion project of Huaneng Beijing Co-generation Power Plant entered into between the Company, Jingneng Power and Hua Neng HK on 29 January 2015;

“Jingneng Power” Beijing Jingneng Power Co., Ltd.;

“PRC” or “China” The People’s Republic of China;

“RMB” Renminbi, the lawful currency of the PRC;

“Shanghai Listing Rules” The Rules Governing the Listing of Securities on the Shanghai Stock Exchange;

“Stock Exchange” The Stock Exchange of Hong Kong Limited;

“subsidiaries” has the meaning ascribed to it in the Hong Kong Listing Rules; and

“Transaction” the Company shall, pursuant to the terms and conditions of the Investment Agreement, invest in the construction of Beijing Co-generation Phase III Project jointly with Jingneng Power and Hua Neng HK, and upon obtaining the project approval, provide the capital contribution to Beijing Co-generation for the project construction on a pro-rata basis according to their current shareholding interests in Beijing Co-generation held by the Company, Jingneng Power and Hua Neng HK, respectively.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Qi Yudong (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Zhang Shouwen (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Zhang Lizi (Independent Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC
30 January 2015

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

The  Company  and  Huaneng  Group  entered  into  the  Entrusted  Management  Power  Assets Agreement, Entrusted Management Coal Assets Agreement and Trusteeship Management Power Assets Agreement on 29 January 2015. Pursuant to the provisions of the Assets Entrusted Management Agreements, the Company and its subsidiaries will entrust Huaneng Group and its subsidiaries and associates to manage the Entrusted Management Power Assets and Entrusted Management Coal Assets of the Company, and will be entrusted to manage Huaneng Group’s Trusteeship Management Power Assets. The term of the above entrusted management and trustee management shall be three years, commencing on 1 January 2015 expiring on 31 December 2017. The entrusting party will pay the relevant management fees to the management party.

As the transaction scale of each of the Entrusted Management Assets Transaction and Trusteeship Management Assets Transaction does not exceed 0.1% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the transactions under the Assets Entrusted Management Agreements are exempt from the reporting, announcement and Independent Shareholders’ approval under the Hong Kong Listing Rules. The Company makes disclosure simultaneously pursuant to the Company’s announcement disclosed on the Shanghai Stock Exchange.

RELATIONSHIP BETWEEN THE COMPANY AND HUANENG GROUP

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As at the date of this announcement, the controlled generation capacity is 78,622 MW and the equity based generation capacity is 70,545 MW.

Huaneng Group is principally engaged in the operation and management of enterprises investments; development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and  sale  of  products  in  relation  to  information,  transportation,  new  energy  and  environmental protection industries.

As  at  of  the  date  of  this  announcement,  HIPDC,  being  the  direct  controlling  shareholder  of  the Company, holds 35.14% of the total equity interest in the Company, while Huaneng Group holds a 51.98% direct equity interest and a 5% indirect equity interest in HIPDC. In addition, Huaneng Group holds  a  10.78%  direct  equity  interest  in  the  Company,  a  3.27%  indirect  equity  interest  in  the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.04% indirect equity interest in the Company through Huaneng Capital Services Company Limited (a wholly-owned subsidiary of Huaneng Group) and a 0.77% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group).

The relationship between the Company and Huaneng Group is as follows:

*	Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro- Power Investment Limited holds a 5% interest in HIPDC.

#
Huaneng Group holds a 10.78% direct interest in the Company. It also holds 3.27%, 0.04% and 0.77% interest in the Company through Hua Neng HK (its wholly owned subsidiary), Huaneng Capital Services Co. Ltd., (its wholly owned subsidiary) and China Huaneng Finance Corporation (its controlling subsidiary), respectively.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates) constitute  connected  transactions  of  the  Company,  subject  to  the  relevant  disclosures  and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

BRIEF DESCRIPTION OF THE CONTINUING CONNECTED TRANSACTIONS

The Company and Huaneng Group entered into the Entrusted Management Power Assets Agreement, Entrusted   Management   Coal   Assets   Agreement   and   Trusteeship   Management   Power   Assets Agreement on 29 January 2015. Pursuant to the provisions of the Assets Entrusted Management Agreements, the Company and its subsidiaries will entrust Huaneng Group and its subsidiaries and associates  to  manage  the  Entrusted  Management  Power  Assets  and  Entrusted  Management  Coal Assets of the Company, and will be entrusted to manage Huaneng Group’s Trusteeship Management

Power Assets. The term of the above entrusted management and trustee management shall be three years, commencing on 1 January 2015 and expiring on 31 December 2017. The entrusting party will pay the relevant management fees to the management party.

MAJOR TERMS OF THE ENTRUSTED MANAGEMENT POWER ASSETS AGREEMENT

1.	Parties to the agreement

	Entrusting party	: Huaneng Power International
	Management party	: Huaneng Group

2.	Description of management services

According to the Entrusted Management Power Assets Agreement, the Company and its subsidiaries  will  entrust  Huaneng  Group  and  its  subsidiaries  and  associates  to  manage  the Entrusted Management Power Assets.

The basic information of the Entrusted Management Power Assets that the Company and its subsidiaries entrust Huaneng Group and its subsidiaries and associates to manage is as follows:

Entrusted Management Power Assets	Date of establishment	Nature of entity	Registered capital (ten thousand)	Location	Installed capacity (number of generating units × MW)	Equity ratio of Huaneng Power International	Other shareholder(s)

Huaneng Power International, Inc. Dezhou Power Plant	2002.6.28	branch	Not applicable	Dezhou City, Shandong Province	2×330+2×320 +2×700	100.00%	–

Huaneng Power International, Inc. Jining Power Plant	2004.4.15	branch	Not applicable	Jining City, Shandong Province	2×135+2×350	100.00%	–

Huaneng Xindian Power Company Limited	2004.3.24	limited liability company	46,560	Zibo City, Shandong Province	2×300	95.00%	Zibo City Linzi District Public Asset Management Company Limited 5.00%

Huaneng Power International, Inc. Xindian Power Plant	2003.12.18	branch	Not applicable	Zibo City, Shandong Province	0 (Note 1)	100.00%	–

Huaneng Power International, Inc. Rizhao Power Plant	2003.11.13	branch	Not applicable	Rizhou City, Shandong Province	2×680	100.00%	–

Huaneng Weihai Power Limited Liability Company	1993.11.22	limited liability company	178,184	Weihai City, Shandong Province	2×320+2×680	60.00%	Weihai City Power Development Office 40.00%

Entrusted Management Power Assets	Date of establishment	Nature of entity	Registered capital (ten thousand)	Location	Installed capacity (number of generating units × MW)	Equity ratio of Huaneng Power International	Other shareholder(s)

Huaneng Zhanhua Co- generation Company Limited	2003.7.3	limited liability company	19,000	Zhanhua County, Shandong Province	2×165	100.00%	–

Huaneng Pingliang Power Limited Liability Company	1996.11.6	limited liability company	92,405	Pingliang City, Gansu Province	3×325+1×330 +2×600	65.00%	Gansu Power Investment Longneng Company Limited 35.00%

Huaneng Jiuquan Wind Power Limited Liability Company	2010.6.10	limited liability company	136,017	Jiuquan City, Gansu Province	133×1.5 +25×2 +101×1.5	100.00%	–

Huaneng Jiuquan Second Wind Power Limited Liability Company	2013.7.12	limited liability company	1,000	Jiuquan City, Gansu Province	0 (Note 2)	100.00%	–

Huaneng Yumen Wind Power Limited Liability Company	2012.12.18	limited liability company	34,958	Jiuquan City, Gansu Province	67×1.5	100.00%	–

Huaneng Yunnan Diandong Energy Limited Liability Company	2003.4.29	limited liability company	180,000	Fuyuan County, Yunnan Province	4×600	100.00%	–

Yunnan Diandong Yuwang Energy Company Limited	2005.1.18	limited liability company	123,632	Fuyuan County, Yunnan Province	2×600	100.00%	–

Huaneng Yunnan Fuyuan Wind Power Limited Liability Company	2013.7.11	limited liability company	1,000	Fuyuan County, Yunnan Province	20×2	100.00%	–

Huaneng Qingdao Co- generation Company Limited	2012.12.13	limited liability company	18,788	Qingdao City, Shandong Province	0 (Note 2)	100.00%	–

Huaneng Guizhou Panxian Wind Power Limited Liability Company	2013.7.19	limited liability company	1,000	Liupanshui City, Guizhou Province	0 (Note 2)	100.00%	–

Note 1.	Huaneng Power International, Inc. Xindian Power Plant has been shut down and currently there is no installed capacity;

Note 2.
Huaneng Jiuquan Second Wind Power Limited Liability Company, Huaneng Qingdao Co- generation Limited Liability Company and Huaneng Guizhou Panxian Wind Power Limited Liability Company are still in the stage of infrastructure construction.

As at 30 September 2014, the unaudited total assets, total net assets, total revenue and total net profit of the Entrusted Management Power Assets was RMB49.004 billion, RMB16.519 billion, RMB17.279 billion and RMB1.875 billion respectively.

According to the different circumstances of the Entrusted Management Power Assets, the management  party  shall  provide  management  services  of  the  Entrusted  Management  Power Assets to the entrusting party in accordance with all applicable laws and requirements of the regulatory organs and actual circumstances with reference to the applicable management experience and management mode of domestic and international power generation enterprises. Management services include pre-project planning management, annual budgeting and comprehensive project management, power marketing management, power plant production management, construction management, financial management, personnel and labour wages management, administrative affairs management, legal affairs, asset operation and equity management, assist in information disclosure, related transactions, risk and internal control management, enterprise culture, supervision and other affairs management and reporting/ coordination management etc.; but in any case such management services should not exceed the rights  and  obligations  of  the  management  interests  enjoyed  by  the  entrusting  party  itself according  to  law  or  under  the  relevant  agreement  or  arrangement  in  relation  to  any  of  the Entrusted Management Power Assets.

3.	Conflict of interest

Certain power plants of the entrusting party and management party are located in the same power grid. Both parties understand that power plants in the same power grid have entered into dispatch agreements and power sale and purchase contracts with the regional and provincial power grid companies respectively. The management party shall conduct unified reasonable dispatch according to the principle of fair dispatch and taking into account of the status of the generating units of the power plants in the power grid, overhaul time and safe operation of the power grids. The self-owned power plants of the management party and Entrusted Management Power Assets must implement the above dispatch.

The management party/entrusting party shall comply with the following principles in order to avoid potential conflict of interest:

(a)
If an emergency occurs in the self-owned power plants of the management party which exceeds  the  annual  budget  and  comprehensive  plan,  the  management  party  shall  not resolve  such  emergency  at  the  expense  of  the  interests  of  the  Entrusted  Management Power Assets; and

(b)
If an emergency occurs in the Entrusted Management Power Plants which exceeds the annual budget and comprehensive plan, the entrusting party shall not demand the management party to resolve such emergency at the expense of the interests of the self- owned power plants of the management party.

4.	Entrusted management fees

The entrusting party shall pay management fees to the management party in relation to the management services provided by the management party for the Entrusted Management Power Assets pursuant to the Entrusted Management Power Assets Agreement.

Management fees consist of two parts as follows:

(a) management costs, that is RMB21,910,000 each year;

(b)
performance  assessment,  bonus  or  penalty  determined  according  to  the  performance evaluation which shall not exceed plus-minus ten percent (± 10%) of the management costs, that is plus-minus RMB2,191,000 each year.

If the sum of the controlled installed generation capacity and equity based generation capacity of the Entrusted Management Power Assets increases or decreases not more than 10% from the date of signing the Entrusted Management Power Assets Agreement, the management fees will not be adjusted. If the sum of the controlled installed generation capacity and equity based generation capacity of the Entrusted Management Power Assets increases or decreases more than 10% from the date of signing the agreement, the monthly management fees payable by the entrusting party to the management party will be adjusted on the basis of the amount calculated according to the following formula:

Sum of the controlled installed generation
capacity and equity based generation
capacity of the actual Entrusted Management
Management fees of the previous month x	Power Assets of the month
Sum of the controlled installed generation
capacity and equity based generation
capacity of the actual Entrusted Management
Power Assets of the previous month

5.	Performance evaluation

The entrusting party will conduct evaluation of the management party according to, including but  not  limited  to,  the  following  major  performance  evaluation  criteria  and  specifically determine the amount of the performance assessment portion in the annual management fees within the scope stipulated by the agreement:

	(a)	degree of completion of the annual budget (including but not limited to power output, profits, etc.);

	(b)	production safety; and

(c) other evaluation criteria agreed by both parties.

6.	Payment method

Management  fees  shall  be  calculated  from  the  effective  date  of  the  Entrusted  Management Power Assets Agreement, and the management costs of the management fees shall be settled each month. The entrusting party shall pay the management fees for the current month to the management  party  before the  10th day of  each month.  The  performance assessment portion (bonus or penalty) of the management fees will be paid after the performance evaluation of the management party but no later than 90 days after the end of each year.

7.	Compensation and limitation of liability

If  the  management  party  fails  to  operate  and  maintain  the  power  assets  according  to  the Entrusted Management Power Assets Agreement or violates other obligations of the agreement, the management party shall compensate for the actual loss of the entrusting party in full. If the loss  is  partly  due  to  the  fault  of  the  entrusting  party,  the  compensation  liability  of  the management party shall be limited to fault portion of the management party in accordance with the fault ratio.

If any claim, loss or expenses arise on the part of the management party as a result of the ownership or use right of the entrusting party in relation to the Entrusted Management Power Assets/sites or the wilful or negligent act of the entrusting party or the employees of its agents, the entrusting party shall compensate the management party in full.

The entrusting party shall ensure that the management party shall be compensated for all the environmental liability incurred in production and business activities as a result of the non- compliance with the environmental regulations by the installation of the Entrusted Management Power Assets unless the liability is due to the fraud or gross negligence of the management party.

8.	Effectiveness

Unless otherwise agreed by both parties, the Entrusted Management Power Assets Agreement shall  become  effective  after  signing  by  the  legal  representatives  of  both  parties  or  their authorized agents (that is 29 January 2015).

9.	Performance period

Except  otherwise  agreed  by  both  parties  or  occurrence  of  circumstances  for  the  early termination of the Entrusted Management Power Assets Agreement, the term of the entrusted management  shall  be  three  years,  that  is  from  1  January  2015  to  31  December  2017.  The entrusted management may be terminated under the following circumstances: 1) due to the fault of the management party or the entrusting party; 2) the entrusting party issues the entrusted management termination notice to the management party 30 days in advance or the management party issues the entrusted management termination notice to the entrusting party 90 days in advance; 3) bankruptcy or loss of payment ability of the entrusting party or management party.

MAJOR TERMS OF THE ENTRUSTED MANAGEMENT COAL ASSETS AGREEMENT

1.             Parties to the agreement

Entrusting party	: Huaneng Power International
Management party	: Huaneng Group

2.             Description of management services

According  to  the  Entrusted  Management  Coal  Assets  Agreement,  the  Company  and  its subsidiaries  will  entrust  Huaneng  Group  and  its  subsidiaries  and  associates  to  manage  the Entrusted Management Coal Assets.

                The basic information of the Entrusted Management Coal Assets that the Company and its subsidiaries entrust Huaneng Group and its subsidiaries and associates to manage is as follows:

Entrusted Management Coal Assets	Place	Designed production volume (ten thousand tons/year)	Equity ratio of Huaneng Power International	Other shareholder(s)

Yunnan Bailongshan Coal Mine (Note 1)	Fuyuan County, Yunnan Province	300	100.00%

Yunnan Bailongshan Coal Mine, Well No.2 (Note 1)	Fuyuan County, Yunnan Province	180	100.00%

Yunnan Yuwang Coal Mine (Note 2)	Fuyuan County, Yunnan Province	300	100.00%

Note 1:
Yunnan Bailongshan Coal Mine and Yunnan Bailongshan Coal Mine, Well No.2 are the coal assets of Huaneng Yunnan Diandong Energy Limited Liability Company and currently are still in the stage of infrastructure construction;

Note 2:	Yunnan Yuwang Coal Mine is the coal assets of Yunnan Diandong Yuwang Energy Limited Liability Company and currently is still in the stage of infrastructure construction.

According to the different circumstances of the Entrusted Management Coal Assets, the management party shall provide management services of the Entrusted Management Coal Assets to the entrusting party in accordance with all applicable laws and requirements of the regulatory organs and actual circumstances with reference to the applicable management experience and management  mode  of  domestic  and  international  power  generation  enterprises.  Management services include pre-project planning management, budgeting and comprehensive project management, production and construction management, construction management, financial management,  personnel  and  labour  wages  management,  administrative  affairs  management, legal affairs, asset operation, information management, related transactions, risk and internal control management, enterprise culture, supervision and other affairs management; but in any case such management services should not exceed the rights and obligations of the management interests enjoyed by the entrusting party itself according to law or under the relevant agreement or arrangement in relation to any of the Entrusted Management Coal Assets.

3.         Conflict of interest

The management party/entrusting party shall comply with the following principles in order to avoid potential conflict of interest:

(a)
If  an  emergency  occurs  in  the  self-owned  coal  assets  of  the  management  party  which exceeds  the  annual  budget  and  comprehensive  plan,  the  management  party  shall  not resolve such emergency at the expense of the interests of the Entrusted Management Coal Assets; and

(b)
If  an  emergency  occurs  in  the  Entrusted  Management  Coal  Assets  which  exceeds  the annual budget and comprehensive plan, the entrusting party shall not demand the management party to resolve such emergency at the expense of the interests of the self- owned coal assets of the management party.

4.         Entrusted management fees

The entrusting party shall pay management fees to the management party in relation to the management services provided by the management party for the Entrusted Management Coal Assets pursuant to the Entrusted Management Coal Assets Agreement.

Management fees consist of two parts as follows:

(a)	management costs, that is RMB3,040,000 each year;

(b)
performance  assessment,  bonus  or  penalty  determined  according  to  the  performance evaluation which shall not exceed plus-minus ten percent (± 10%) of the management costs, that is plus-minus RMB304,000 each year.

5.         Performance evaluation

The entrusting party will conduct evaluation of the management party according to, including but  not  limited  to,  the  following  major  performance  evaluation  criteria  and  specifically determine the amount of the performance assessment portion in the annual management fees within the scope stipulated by the agreement:

(a)	degree of completion of the annual budget (including but not limited to, construction progress, production volume, profits, etc.);

(b)	production safety; and

(c)	other evaluation criteria agreed by both parties.

6.         Payment method

Management fees shall be calculated from the effective date of the Entrusted Management Coal Assets Agreement, and the management costs of the management  fees shall be settled each month. The entrusting party shall pay the management fees for the current month to the management  party  before the  10th  day of  each month.  The  performance assessment portion (bonus or penalty) of the management fees will be paid after the performance evaluation of the management party but no later than 90 days after the end of each year.

7.         Compensation and limitation of liability

If the management party fails to operate and maintain the coal assets according to the Entrusted Management Coal Assets Agreement or violates other obligations of the agreement, the management party shall compensate for the actual loss of the entrusting party in full. If the loss is partly due to the fault of the entrusting party, the compensation liability of the management party shall be limited to fault portion of the management party in accordance with the fault ratio.

If any claim, loss or expenses arise on the part of the management party as a result of the ownership or use right of the entrusting party in relation to the Entrusted Management Coal Assets/sites or the wilful or negligent act of the entrusting party or the employees of its agents, the entrusting party shall compensate the management party in full.

The entrusting party shall ensure that the management party shall be compensated for all the environmental liability incurred in production and business activities as a result of the non- compliance with the environmental regulations by the installation of the Entrusted Management Coal Assets unless the liability is due to the fraud or gross negligence of the management party.

9.         Performance period

Except  otherwise  agreed  by  both  parties  or  occurrence  of  circumstances  for  the  early termination of the Entrusted Management Coal Assets Agreement, the term of the entrusted management  shall  be  three  years,  that  is  from  1  January  2015  to  31  December  2017.  The entrusted management may be terminated under the following circumstances: 1) due to the fault of the management party or the entrusting party; 2) the entrusting party issues the entrusted management termination notice to the management party 30 days in advance or the management party issues the entrusted management termination notice to the entrusting party 90 days in advance; 3) bankruptcy or loss of payment ability of the entrusting party or management party.

MAJOR TERMS OF THE TRUSTEESHIP MANAGEMENT POWER ASSETS AGREEMENT

1.         Parties to the agreement

Entrusting party	: Huaneng Power International
Management party	: Huaneng Group

2.         Description of management services

According to the Trusteeship Management Power Assets Agreement, the Company and its subsidiaries will be entrusted by Huaneng Group and its subsidiaries and associates to manage the Trusteeship Management Power Assets.

The basic information of the Trusteeship Management Power Assets of Huaneng Group and its subsidiaries and associates that the Company and its subsidiaries are entrusted to manage is as follows:

Trusteeship Management Power Assets	Date of establishment	Nature of entity	Registered capital (ten thousand)	Place	Installed capacity (number of generating units × MW)	Equity ratio of Huaneng Group	Other shareholder(s)

Yunhe County Shitang Hydropower Station	1994.12.30	state-owned and state-owned enterprise joint venture	5,052	Lishui City, Zhejiang Province	3×28.6	73.40%	Zhejiang Province Energy Group Company Limited 26.60%

Trusteeship Management Power Assets	Date of establishment	Nature of entity	Registered capital (ten thousand)	Place	Installed capacity (number of generating units × MW)	Equity ratio of Huaneng Group	Other shareholder(s)

Huaneng Henan Zhongyuan Gas Power Company Limited	2003.7.30	limited liability company	40,000	Zhumadian City, Henan 2×390	90.00%	Henan Lantian Group Company Limited	10.00%

Huaneng (Tianjin) Gasification Power Company Limited (IGCC)	2008.11.14	limited liability company	73,400	Tianjin	171+94	directly and indirectly holds a total of 50.41%	Tianjin Jinneng Investment Company 13.62%, Huaneng Power International 35.97%

As at 30 September 2014, the unaudited total assets, total net assets, total revenue and total net profit of the Trusteeship Management Power Assets on an equity basis was RMB5.217 billion, RMB-0.158 billion, RMB1.227 billion and RMB-0.34 billion respectively.

According to the different circumstances of the Trusteeship Management Power Assets, the management party shall provide management services of the Trusteeship Management Power Assets to the entrusting party in accordance with all applicable laws and requirements of the regulatory organs and actual circumstances with reference to the applicable management experience and management mode of domestic and international power generation enterprises. Management services include pre-project planning management, annual budgeting and comprehensive project management, power marketing management, power plant production management, construction management, financial management, personnel and labour wages management, administrative affairs management, legal affairs, asset operation and equity management, risk and internal control management, enterprise culture, supervision and other affairs management and reporting/coordination management etc.; but in any case shall management  services  should  not  exceed  the  rights  and  obligations  of  the  management interests enjoyed by the entrusting party itself according to law or under the relevant agreement or arrangement in relation to any of the Trusteeship Management Power Assets.

3.         Conflict of interest

Certain power plants of the entrusting party and management party are located in the same power grid. Both parties understand that power plants in the same power grid have entered into dispatch agreements and power sale and purchase contracts with the regional and provincial power grid companies respectively. The management party conducts unified reasonable dispatch according to the principle of fair dispatch and taking into account of the status of the generating units of the power plants in the power grid, overhaul time and safe operation of the power grids. The  self-owned  power  plants  of  the  management  party  and  Trusteeship  Management  Power Assets must implement the above dispatch.

The management party/entrusting party shall comply with the following principles in order to avoid potential conflict of interest:

(a)
If an emergency occurs in the self-owned power plants of the management party which exceeds  the  annual  budget  and  comprehensive  plan,  the  management  party  shall  not resolve such emergency at the expense of the interests of the Trusteeship Management Power Assets; and

(b)
If an emergency occurs in the trusteeship management power plants which exceeds the annual budget and comprehensive plan, the entrusting party shall not demand the management party to resolve such emergency at the expense of the interests of the self- owned power plants of the management party.

4.         Entrusted management fees

The entrusting party shall pay management fees to the management party in relation to the management  services  provided  by  the  management  party  for  the  Trusteeship  Management Power Assets pursuant to the Trusteeship Management Power Assets Agreement.

Management fees consist of two parts as follows:

(a)	management costs, that is RMB1,700,000 each year;

(b)
performance  assessment,  bonus  or  penalty  determined  according  to  the  performance evaluation which shall not exceed plus-minus ten percent (± 10%) of the management costs, that is plus-minus RMB170,000 each year.

If the sum of the controlled installed generation capacity and equity based generation capacity of the Trusteeship Management Power Assets increases or decreases not more than 10% from the date of signing the Trusteeship Management Power Assets Agreement, the management fees will not be adjusted. If the sum of the controlled installed generation capacity and equity based generation capacity of the Trusteeship Management Power Assets increases or decreases more than 10% from the date of signing the agreement, the monthly management fees payable by the entrusting party to the management party will be adjusted on the basis of the amount calculated according to the following formula:

Sum of the controlled installed generation
capacity and equity based generation
capacity of the actual Trusteeship
Management Power Assets of the month
Management fees of the previous month x	Sum of the controlled installed generation
capacity and equity based generation
capacity of the actual Trusteeship Management Power Assets of the previous month

5.         Performance evaluation

The entrusting party will conduct evaluation of the management party according to, including but  not  limited  to,  the  following  major  performance  evaluation  criteria  and  specifically determine the amount of the performance assessment portion in the annual management fees within the scope stipulated by the agreement:

(a)	degree of completion of the annual budget (including but not limited to power output, profits, etc.);

(b)	production safety; and

(c)	other evaluation criteria agreed by both parties.

6.         Payment method

Management fees shall be calculated from the effective date of the Trusteeship Management Power Assets Agreement, and the management costs of the management fees shall be settled each month. The entrusting party shall pay the management fees for the current month to the management  party  before the  10th day of  each month.  The  performance assessment portion (bonus or penalty) of the management fees will be paid after the performance evaluation of the management party but no later than 90 days after the end of each year.

7.         Compensation and limitation of liability

If  the  management  party  fails  to  operate  and  maintain  the  power  assets  according  to  the Trusteeship  Management  Power  Assets  Agreement  or  violates   other  obligations   of  the agreement, the management party shall compensate for the actual loss of the entrusting party in full. If the loss is partly due to the fault of the entrusting party, the compensation liability of the management party shall be limited to fault portion of the management party in accordance with the fault ratio.

If any claim, loss or expenses arise on the part of the management party as a result of the ownership or use right of the entrusting party in relation to the Trusteeship Management Power Assets/sites or the wilful or negligent act of the entrusting party or the employees of its agents, the entrusting party shall compensate the management party in full.

The entrusting party shall ensure that the management party shall be compensated for all the environmental liability incurred in production and business activities as a result of the non- compliance   with   the   environmental   regulations   by   the   installation   of   the   Trusteeship Management Power Assets unless the liability is due to the fraud or gross negligence of the management party.

8.         Effectiveness

Unless otherwise agreed by both parties, the Trusteeship Management Power Assets Agreement shall  become  effective  after  signing  by  the  legal  representatives  of  both  parties  or  their authorized agents (that is 29 January 2015).

9.         Performance period

Except  otherwise  agreed  by  both  parties  or  occurrence  of  circumstances  for  the  early termination of the Trusteeship Management Power Assets Agreement, the term of the entrusted management  shall  be  three  years,  that  is  from  1  January  2015  to  31  December  2017.  The entrusted management may be terminated under the following circumstances: 1) due to the fault of the management party or the entrusting party; 2) the entrusting party issues the entrusted management termination notice to the management party 30 days in advance or the management party issues the entrusted management termination notice to the entrusting party 90 days in advance; 3) bankruptcy or loss of payment ability of the entrusting party or management party.

Approval of the relevant department is not required for the Entrusted Management Assets Transaction and Trusteeship Management Assets Transaction.

ANNUAL CAP OF THE MANAGEMENT FEES AND PRICING POLICY

Pursuant to the terms of the Entrusted Management Power Assets Agreement, Entrusted Management Coal  Assets  Agreement  and  Trusteeship  Management  Power  Assets  Agreement,  the  management party shall provide management services and charge management fees. The management fees shall be comprised  of  the  management  costs  and  performance  assessment.  Pursuant  to  the  Entrusted Management Power Assets Agreement and Entrusted Management Coal Assets Agreement and taking into account of the entrusted/trusteeship management fees and the potential performance evaluation amount, the Board of the Company anticipates that the annual cap of the management fees payable by the Company to Huaneng Group for the three years ending 31 December 2017 shall be RMB27,445,000, RMB27,445,000 and RMB27,445,000 million respectively (excluding the adjustment(s)  to  the  management  fees  due  to  the  change  in  the  generation  capacity  of  units). Pursuant to the Trusteeship Management Power Assets Agreement, the Board of the Company anticipates that the annual cap of the management fees payable by Huaneng Group to the Company for the three years ending 31 December 2017 shall be RMB1,870,000, RMB1,870,000 and RMB1,870,000 million respectively (excluding the adjustment(s) to the management fees due to the change in the generation capacity of units).

There  were  no  historical  data  in  relation  to  the  entrusted  management  related  fees  between  the Company and Huaneng Group. Management fees are determined by the parties to the agreements after arm’s length negotiation according to the principles of fairness, impartiality, equality and mutual benefit and giving priority to efficiency and on the basis of the estimated management costs. Of which,   the   management   fees   of   the   Entrusted   Management   Power   Assets   and   Trusteeship Management Power Assets are determined with reference to the management costs of the installed generation capacity by unit of the Company and the generation capacity of the Entrusted Management Power  Assets  and  Trusteeship  Management  Power  Assets;  while  the  management  fees  of  the Entrusted Management Coal Assets are determined with reference to the management costs of the coal mine capacity by unit of Huaneng Group in the past and the fees for managing the Entrusted Management Coal Assets which are still in the stage of infrastructure construction. In any event, the relevant management fees shall not, exceed the management fees of the power assets or coal mine assets  (calculated  based  on  generation  capacity  per  unit/designed  production  capacity  per  unit) managed by the Company. The enterprise management department shall conduct regular review over the relevant management fees to ensure the interests of Independent Shareholders.

FINANCIAL CONDITION AND PAYMENT ABILITY OF HUANENG GROUP

Pursuant to the Trusteeship Management Power Assets Agreement, Huaneng Group is required to pay management fees to the Company. Huaneng Group is a key state-owned enterprise administered by the State-owned Assets Supervision and Administration Commission of the State Council. According to the Audit Report issued by WUYIGE Certified Public Accountants LLP on 14 April 2014, as at 31 December 2013, the total consolidated assets of Huaneng Group were RMB855.219 billion, total liabilities were RMB705.662 billion and total net assets were RMB149.557 billion. In 2013, the total consolidated  revenue  of  Huaneng  Group  was  RMB  293.163  billion,  total  profit  was  RMB23.619 billion and net cash flow generated from operating activities was RMB79.968 billion. Huaneng Group has a reasonable assets and liabilities structure and good credit status. The Board of the Company reasonably believes that the possibility of bad debts does not exist in relation to Huaneng Group’s performance of obligation  to pay the management  fees stipulated in the Trusteeship Management Power Assets Agreement.

PURPOSE OF THE TRANSACTION AND IMPACT ON THE COMPANY

The current “province-level” economic pattern of China and the actual 3-tier management of Huaneng Group can make better use of the overall management advantages of the Huaneng Group provincial management agencies and improve the management efficiency and overall benefits of the Company’s power assets in certain provinces. Moreover, in order to give play to the management advantage of Huaneng Group’s professional companies and improve the professional level of the Company’s coal assets management, the Company entrusts Huaneng Group to manage the power assets and coal assets in certain provinces. At the same time, in order to enhance the management efficiency of certain power assets, Huaneng Group also entrusts the Company to manage certain power assets. The Transaction is beneficial for the overall long-term development of the Company and will promote the future development of the Company to a certain extent.

HONG KONG LISTING RULES IMPLICATIONS

As the transaction scale of each of the Entrusted Management Assets Transaction and Trusteeship Management  Assets  Transaction  does  not  exceed  0.1%  of  the  applicable  percentage  ratios  as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the transactions under the Assets Entrusted Management Agreements are exempt from the reporting, announcement and Independent Shareholders’ approval under the Hong Kong Listing Rules. The Company makes disclosure simultaneously pursuant to the Company’s announcement disclosed on the Shanghai Stock Exchange. If the actual amount(s) of the management fees exceeds the relevant annual cap(s), the Company will comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

The  fifth  meeting  of  the  eighth  session  of  the  Board  of  the  Company  resolved  and  passed  the “Proposals to entrust Huaneng Group to manage certain power and coal assets and to accept Huaneng Group’s entrustment to manage certain power assets” on 29 January 2015. According to the Shanghai Listing Rules and Rule 14A.68(8) of the Hong Kong Listing Rules, the Company’s related directors Cao Peixi, Guo Junming, Liu Guoyue, Li Shiqi, Huang Jian and Fan Xiaxia abstained from voting on the above proposals. The relevant proposals were voted for by Directors who were not connected to the Transaction.

The Board (and independent non-executive Directors) of the Company is of the view that the Assets Entrusted Management Agreements were entered into: (1) on normal commercial terms (that is, on arm’s  length  negotiation);  (2)  on  terms  that  are  fair  and  reasonable  and  in  the  interests  of  the Company and its shareholders as a whole; and (3) in the ordinary and usual course of business of the Company. The Directors of the Company are of the view that the Assets Entrusted Management Agreements (and the relevant annual caps of the management fees) are fair to and in the interest of the Company and its shareholders as a whole.

DEFINITIONS

“Assets Entrusted Management Agreements”	collectively, the Entrusted Management Power Assets Agreement, Entrusted Management Coal Assets Agreement and Trusteeship Management Power Assets Agreement;

“associates”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Company” or “Huaneng Power International”	Huaneng Power International, Inc.;

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Directors”	the directors of the Company;

“Entrusted Management Assets Transaction”
collectively, the continuing connected transactions on the management of the Entrusted Management Power Assets and Entrusted Management Coal Assets under the Entrusted Management Power Assets Agreement and Entrusted Management Coal Assets Agreement between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates;

“Entrusted Management Coal Assets”	Yunnan Bailongshan Coal Mine, Yunnan Bailongshan Coal Mine, Well No.2 and Yunnan Yuwang Coal Mine, singly or collectively (as the case may be);

“Entrusted Management Power Assets”
Huaneng Power International, Inc. Dezhou Power Plant, Huaneng Power  International,  Inc.  Jining  Power  Plant,  Huaneng  Xindian Power Company Limited, Huaneng Power International, Inc. Xindian Power Plant, Huaneng Power International, Inc. Rizhao Power Plant, Huaneng Weihai Power Limited Liability Company, Huaneng Zhanhua Co-generation Company Limited, Huaneng Pingliang  Power  Limited  Liability  Company,  Huaneng  Jiuquan Wind Power Limited Liability Company, Huaneng Jiuquan Second Wind Power Limited Liability Company, Huaneng Yumen Wind Power Limited Liability Company, Huaneng Yunnan Diandong Energy Limited Liability Company, Yunnan Diandong Yuwang Energy Company Limited, Huaneng Yunnan Fuyuan Wind Power Limited Liability Company, Huaneng Qingdao Co-generation Company Limited and Huaneng Guizhou Panxian Wind Power Limited Liability Company, singly or collectively (as the case may be);

“Entrusted Management Coal Assets Agreement”
the  agreement  on  entrusted  management  of  certain  coal  assets between Huaneng Power International, Inc. and China Huaneng Group signed by the Company and Huaneng Group on 29 January 2015  in  relation  to  the  entrusted  management  of  the  entrusted management coal assets;

“Entrusted Management Power Assets Agreement”
the agreement on entrusted management of certain power assets between Huaneng Power International, Inc. and China Huaneng Group signed by the Company and Huaneng Group on 29 January 2015  in  relation  to  the  entrusted  management  of  the  entrusted management power assets;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Group”	China Huaneng Group;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Independent Shareholders”	shareholders of the Company other than Huaneng Group and its associates;

“PRC” or “China”	The People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange;

“Trusteeship Management Assets Transaction”
collectively, the continuing connected transactions on the trustee management of the Trusteeship Management Power Assets under the Trusteeship Management Power Assets Agreement between the Company   and   its   subsidiaries   and   Huaneng   Group   and   its subsidiaries and associates;

“Trusteeship Management Power Assets Agreement”
the  agreement  on  trustee  management  of  certain  power  assets between Huaneng Power International, Inc. and China Huaneng Group signed by the Company and Huaneng Group on 29 January 2015  in  relation  to  the  trustee  management  of  the  Trusteeship Management Power Assets;

“Trusteeship Management Power Assets”	Yunhe County Shitang Hydropower Station, Huaneng Henan Zhongyuan Gas Power Company Limited and Huaneng (Tianjin) Gasification Power Company Limited, singly or collectively (as the case may be);

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules.

By Order of the Board Huaneng Power International, Inc. Du Daming
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)	Li Zhensheng (Independent Non-executive Director)
Guo Junming (Non-executive Director)	Qi Yudong (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Zhang Shouwen (Independent Non-executive Director)
Li Shiqi (Non-executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Zhang Lizi (Independent Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Li Song (Non-executive Director)

Beijing, the PRC
30 January 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:     February 2, 2015